SIGNPATH PHARMA INC.
1375 California Road
Quakertown, Pennsylvania 18951

September 30, 2014

Jeffrey P. Reidler, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	SignPath Pharma, Inc.
Registration Statement on Form S-1
Filed on August 12, 2014
File No. 333-198110

Acceleration Request

Requested Date: October 2, 2014
Requested Time: 4:00 P.M. Eastern Time

Dear Mr. Reidler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SignPath Pharma Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above referenced Registration Statement on Form S-1 effective as of the Requested Date and Requested Time set forth above or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by telephone call to Elliot Lutzker (646-428-3210).

SIGNPATH PHARMA INC.

By:            /s/ Lawrence Helson
      Lawrence Helson, M.D., Chief Executive Officer